UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2004 to December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
(Full title of the Plan)

WARWICK VALLEY TELEPHONE COMPANY

47 Main Street
P.O. Box 592
Warwick, New York 10990
(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Red Bank, New Jersey
May 19, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Warwick Valley Telephone Company 401(k) Plan

In our opinion, the statement of net assets available for benefits at December 31, 2003, presents fairly, in all material respects, the net assets available for benefits of the Warwick Valley Telephone Company 401(k) Plan (the “Plan”) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
September 14, 2004

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Equivalents (Money Market Fund)	$2,686,924	$2,524,799

Warwick Valley Telephone Company Stock	3,664,095	5,082,994

Registered Investment Companies	6,329,084	4,837,101

Participant Loan Receivables	256,409	244,204

TOTAL ASSETS	12,936,512	12,689,098

NET ASSETS AVAILABLE FOR BENEFITS	$12,936,512	$12,689,098

The accompanying notes are an integral part of these financial statements.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS:
Participant loan interest income	$14,906
Interest and dividends	474,786

489,692

Contributions:
Participants’	772,670
Employer’s	562,654

1,335,324

TOTAL ADDITIONS	1,825,016

DEDUCTIONS
Net depreciation in fair value of investments	939,885
Benefits paid to participants	637,717

TOTAL DEDUCTIONS	1,577,602

NET INCREASE	247,414

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,689,098

End of year	$12,936,512

The accompanying notes are an integral part of these financial statements

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

     The following description of the Warwick Valley Telephone Company (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

     The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.

Contributions

     Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant’s contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

Participant Accounts

     Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

Vesting

     Participant accounts are fully vested and non-forfeitable at all times.

Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

     On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

     If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash. “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Withdrawals

     Participants may make withdrawals under the hardship provisions of the Plan while still employed by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

     The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

     The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices. The Company’s common stock is traded on the NASDAQ. On October 13, 2003 the Company executed a three-for-one stock split of its Common Shares. Also a par value equal to one cent per share was established for the Common Shares.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

Plan Expenses

     Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to $48,573 for the year ending December 31, 2004.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

3. INVESTMENTS

The fair value of investments as of December 31, 2004 and 2003 are as follows:

	12/31/2004		12/31/2003
Schwab Money Market Fund	$2,686,924	*	$2,524,799	*
Warwick Valley Telephone Company Common Stock	3,664,095	*	5,082,994	*
Clipper Fund	327,659		188,752
Fidelity Magellan Fund	771,849	*	833,747	*
Fidelity Growth and Income Fund	1,016,103	*	837,761	*
Fidelity Puritan Fund	271,736		246,250
Fremont Bond Fund	430,379		431,224
Vanguard Welligton Fund	602,881		407,160
Jensen Portfolio Fund	562,781		410,364
Weitz Value Fund	1,092,458	*	729,326	*
Invesco Dynamics Fund	—		68,224
Calamos Growth A Fund	182,755		—
Pilgrim GNMA Income Fund	256,942		246,014
State Street Research Aurora Fund	742,579	*	438,279
Julius Baer International Equity A Fund	70,962		—

TOTAL INVESTMENTS	$12,680,103		$12,444,894

* Individual investments representing 5% or more of the Plan’s net assets.

     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2004 as follows:

Registered Investment Companies	$261,666
Warwick Valley Telephone Company Common Stock	(1,201,551)

$(939,885)

4. FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.

5. PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENT

6. RELATED PARTY TRANSACTIONS

     Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is the trustee for the Plan.

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

EIN: 14-1160510
PN: 006

				(e) Current
(a)	(b) Identity of Issue	(c) Description	(d) Cost	Value
*	Schwab Money Market Fund	Cash Equivalent	**	$2,686,924

*	Warwick Valley Telephone Company	Common Stock	**	3,664,095

	Clipper Fund	Registered Investment Company	**	327,659
	Fidelity Magellan Fund	Registered Investment Company	**	771,849
	Fidelity Growth and Income Fund	Registered Investment Company	**	1,016,103
	Fidelity Puritan Fund	Registered Investment Company	**	271,736
	Fremont Bond Fund	Registered Investment Company	**	430,379
	Vanguard Wellington Fund	Registered Investment Company	**	602,881
	Jensen Portfolio Fund	Registered Investment Company	**	562,781
	Weitz Value Fund	Registered Investment Company	**	1,092,458
	Calamos Growth A Fund	Registered Investment Company	**	182,755
	Pilgrim GNMA Income Fund	Registered Investment Company	**	256,942
	State Street Research Aurora Fund	Registered Investment Company	**	742,579
	Julius Baer Int’l Equity A Fund	Registered Investment Company	**	70,962

			**	6,329,084

	TOTAL INVESTMENTS			12,680,103

	Participant loans (rates 5.75% - 10.50%) (Maturities range from 2005-2009)			256,409

				$12,936,512

*	Denotes party-in-interest.

**	Cost not required for participant-directed investments.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan
	By:	/s/ Zigmund Nowicki

Plan Administrator
Date: June 15, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit
23	Consent of Independent Registered Public Accounting Firm

23.1	Consent of Independent Registered Public Accounting Firm (Pricewaterhouse Coopers)

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.